# SEC Schedule 13D/A (Amendment No. 17) — Beneficial ownership report by holders of more than 5% of a class

Issuer: KKR Real Estate Select Trust Inc., CIK 0001803958
CUSIP: 49836N502
Title of class of securities: Class I Shares of Common Stock, $0.001 per share
Address of issuer's principal executive offices: 30 Hudson Yards, New York, New York (NY), 10001
Date of event which requires filing of this statement: 09/01/2026
Filed by CIK 0001820655
Persons authorized to receive notices and communications: Christopher Lee, Esq., Kohlberg Kravis Roberts & Co. L.P., 30 Hudson Yards, New York, New York (NY), 10001, (212) 750-8300; Benjamin Wells, Esq., Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York (NY), 10017, (212) 455-3577

## Reporting persons
- KKR Alternative Assets LLC (CIK 0001820655): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 11,799,634.79; shared voting power 0; sole dispositive power 11,799,634.79; shared dispositive power 0; aggregate amount beneficially owned 11,799,634.79 (33.9% of the class)
- KKR Group Assets Holdings II L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 11,799,634.79; shared voting power 0; sole dispositive power 11,799,634.79; shared dispositive power 0; aggregate amount beneficially owned 11,799,634.79 (33.9% of the class)
- KKR Group Assets II GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 11,799,634.79; shared voting power 0; sole dispositive power 11,799,634.79; shared dispositive power 0; aggregate amount beneficially owned 11,799,634.79 (33.9% of the class)
- KKR Group Partnership L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 11,799,634.79; shared voting power 0; sole dispositive power 11,799,634.79; shared dispositive power 0; aggregate amount beneficially owned 11,799,634.79 (33.9% of the class)
- KKR Group Holdings Corp.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 11,799,634.79; shared voting power 0; sole dispositive power 11,799,634.79; shared dispositive power 0; aggregate amount beneficially owned 11,799,634.79 (33.9% of the class)
- KKR Group Co. Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 11,799,634.79; shared voting power 0; sole dispositive power 11,799,634.79; shared dispositive power 0; aggregate amount beneficially owned 11,799,634.79 (33.9% of the class)
- KKR & Co. Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 11,799,634.79; shared voting power 0; sole dispositive power 11,799,634.79; shared dispositive power 0; aggregate amount beneficially owned 11,799,634.79 (33.9% of the class)
- KKR Management LLP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 11,799,634.79; shared voting power 0; sole dispositive power 11,799,634.79; shared dispositive power 0; aggregate amount beneficially owned 11,799,634.79 (33.9% of the class)
- Henry R. Kravis: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 11,799,634.79; sole dispositive power 0; shared dispositive power 11,799,634.79; aggregate amount beneficially owned 11,799,634.79 (33.9% of the class)
- George R. Roberts: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 11,799,634.79; sole dispositive power 0; shared dispositive power 11,799,634.79; aggregate amount beneficially owned 11,799,634.79 (33.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class I Shares of Common Stock, $0.001 per share
Name of issuer: KKR Real Estate Select Trust Inc.
Address of issuer's principal executive offices: 30 Hudson Yards, New York, New York, New York (NY), 10001
Comment:
This Amendment No. 17 (the "Amendment") amends and supplements the Statement on Schedule 13D filed on August 26, 2021, as amended by Amendment No. 1 filed on April 6, 2022, as amended by Amendment No. 2 filed on September 2, 2022, as amended by Amendment No. 3 filed on December 6, 2022, as amended by Amendment No. 4 filed on February 8, 2023, as amended by Amendment No. 5 filed on May 2, 2023, as amended by Amendment No. 6 filed on June 7, 2023, as amended by Amendment No. 7 filed on October 6, 2023, as amended by Amendment No. 8 filed on January 3, 2024, as amended by Amendment No. 9 filed on April 1, 2024, as amended by Amendment No. 10 filed on June 4, 2024, as amended by Amendment No. 11 filed on September 4, 2024, as amended by Amendment No. 12 filed on December 3, 2024, as amended by Amendment No. 13 filed on April 2, 2025, as amended by Amendment No. 14 filed on August 4, 2025, as amended by Amendment No. 15 filed on January 5, 2026, as amended by Amendment No. 16 filed on May 4, 2026 (as amended, this "Schedule 13D") relating to Class I shares of common stock, par value $0.001 per share (the "Shares"), of KKR Real Estate Select Trust Inc., a non-diversified, closed-end management investment company (the "Issuer"). The Issuer's principal executive offices are located at 30 Hudson Yards, New York, New York 10001.

Except as specifically provided herein, this Amendment No. 17 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 17 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On May 30, 2026, June 27, 2026, July 31, 2026, and August 31, 2026 the Issuer issued 65,490.623, 105,871.497, 67,214.074 and 65,833.763 Shares respectively, to KKR Alternative Assets LLC as payment for management fees and/or incentive fees based on the NAV per Share for an aggregate fee payment equivalent to $1,523,311.88, $2,422,338.71, $1,528,448.05 and $1,487,184.71 respectively, pursuant to the investment advisory agreement between KKR Real Estate Select Trust Inc. and KKR Registered Advisor LLC. Pursuant to such investment advisory agreement, KKR Registered Advisor LLC directed that KKR Alternative Assets LLC, its affiliate, receive these Shares on its behalf.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference into this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(a) Items 5(a) - 5(c) of the Schedule 13D are hereby amended and restated as follows:

The information set forth in the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

The Reporting Persons beneficially own an aggregate of 11,799,634.787 Shares, representing 33.9% of the outstanding Shares. The percentages of beneficial ownership in this Schedule 13D are based on an aggregate of 34,850,772.59 Shares outstanding as of the date hereof based on information provided by the Issuer.

KKR Group Assets Holding II L.P. (as the sole member of KKR Alternative Assets LLC), KKR Group Assets II GP LLC (as the general partner of KKR Group Assets Holding II L.P.), KKR Group Partnership L.P. (as the sole member of KKR Group Assets II GP LLC), KKR Group Holdings Corp. (as the general partner of KKR Group Partnership L.P.), KKR Group Co. Inc. (as the sole shareholder of KKR Group Holdings Corp.), KKR & Co. Inc. (as the sole shareholder of KKR Group Co. Inc), KKR Management LLP (as the Series I preferred stockholder of KKR & Co. Inc.), and Messrs. Kravis and Roberts (as the founding partners of KKR Management LLP) may be deemed to be the beneficial owner of the securities reported herein.

The filing of this Schedule 13D shall not be construed as an admission that any of the above-listed entities or individuals is the beneficial owner of any securities covered by this Schedule 13D.

To the best knowledge of the Reporting Persons, none of the individuals named in Item 2 beneficially owns any Shares except as described herein.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days: Other than as set forth in this Amendment No. 17, none of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any other individual named in Item 2, has engaged in any transaction in any Shares during the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

On September 1, 2026, KKR Alternative Assets LLC entered into an amended and restated Shareholder Priority Plan and NAV Support Agreement (the "Amended NAV Support Agreement") providing for the ability of KKR Alternative Assets LLC, in its sole discretion, to satisfy its obligations under the original agreement in one or more installments on or prior to June 1, 2027 (each, an "Early Contribution").

Pursuant to the Amended NAV Support Agreement, KKR Alternative Assets LLC has agreed to continue to hold 7,732,435.9980 Shares (the "Support Shares"), as adjusted downward from time to time for Early Contributions through June 1, 2027 and, to the extent necessary, contribute such Support Shares to the Issuer in one or more installments, to be made on or prior to June 1, 2027, to support a net asset value ("NAV") per share of $27.00. If on June 1, 2027 the Issuer's NAV per share is less than $27.00 per share for any share class, KKR Alternative Assets LLC will contribute to the Issuer as many of the Support Shares as are required, up to the maximum number of Support Shares (as adjusted downward for any Early Contributions), to reduce the number of outstanding shares and increase the NAV per share for each class of the Issuer's shares up to $27.00 per share. If the Issuer's NAV per share for any class on June 1, 2027 is less than $27.00 per share and the contribution of all of the Support Shares would not be sufficient to cause the NAV per share for each class to equal $27.00 per share, KKR Alternative Assets LLC will still be obligated to contribute all of the Support Shares (as adjusted downward for any Early Contributions) to support the Issuer's NAV per share on such date. KKR Alternative Assets LLC is not obligated to contribute any of the Support Shares prior to June 1, 2027, although it may do so in its sole discretion through one or more Early Contributions, and KKR Alternative Assets LLC is not obligated to contribute any of the Support Shares if the NAV per share for each class equals or exceeds $27.00 per share on June 1, 2027.

Based on information provided by the Issuer to Reporting Persons, as of the date hereof, NAV per Class I Share is $22.59. In connection with the execution of the Amended NAV Support Agreement, on September 16, 2026, KKR Alternative Assets LLC intends to contribute approximately one quarter of the Support Shares as an Early Contribution.

Notwithstanding any Early Contributions made pursuant to the Amended NAV Support Agreement, KKR Alternative Assets LLC shall remain obligated on the June 1, 2027 to contribute to the Issuer in the aggregate (inclusive of any Early Contributions) no fewer than the number of Support Shares that KKR Alternative Assets LLC would have been required to contribute if its obligations under the Amended NAV Support Agreement had been determined on the June 1, 2027 without giving effect to any Early Contributions.

Any Support Shares contributed and cancelled pursuant to an Early Contribution shall be permanently cancelled and shall not be reinstated, regardless of the Fund's net asset value per share on June 1, 2027.

The foregoing summary of the Amended NAV Support Agreement is qualified in its entirety by reference to the Amended NAV Support Agreement, a copy of which is filed as Exhibit E to this Schedule 13D and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended by adding the following exhibit:

Exhibit E - Amended and Restated Shareholder Priority Plan and NAV Support Agreement dated September 1, 2026.

## Signatures
- KKR Alternative Assets LLC: /s/ Christopher Lee, Christopher Lee, Secretary (09/03/2026)
- KKR Group Assets Holdings II L.P.: /s/ Christopher Lee, Christopher Lee, Secretary, KKR Group Assets II GP LLC, its general partner (09/03/2026)
- KKR Group Assets II GP LLC: /s/ Christopher Lee, Christopher Lee, Secretary (09/03/2026)
- KKR Group Partnership L.P.: /s/ Christopher Lee, Christopher Lee, Secretary, KKR Group Holdings Corp., its general Partner (09/03/2026)
- KKR Group Holdings Corp.: /s/ Christopher Lee, Christopher Lee, Secretary (09/03/2026)
- KKR Group Co. Inc.: /s/ Christopher Lee, Christopher Lee, Secretary (09/03/2026)
- KKR & Co. Inc.: /s/ Christopher Lee, Christopher Lee, Secretary (09/03/2026)
- KKR Management LLP: /s/ Christopher Lee, Christopher Lee, Assistant Secretary (09/03/2026)
- Henry R. Kravis: /s/ Christopher Lee, Christopher Lee, Attorney-in-fact (09/03/2026)
- George R. Roberts: /s/ Christopher Lee, Christopher Lee, Attorney-in-fact (09/03/2026)